                                                                               .
                                                                               .
                                                                               .

CHUBB GROUP OF INSURANCE COMPANIES              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren,                  COMPANY ASSET PROTECTION BOND
New Jersey 07059

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 81948072

STREETTRACKS (R) INDEX SHARES FUND
                                                VIGILANT INSURANCE COMPANY

225 Franklin Street                             Incorporated under the laws of
1 Lincoln Street                                New York
BOSTON, MASS 02110                              a stock insurance company herein
                                                called the COMPANY

                                                55 Water Street, New York
                                                NY 10041-2899

ITEM 1. BOND PERIOD:   from 12:01 a.m. on July 1, 2006
                         to 12:01 a.m. on July 1, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

        If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                          DEDUCTIBLE
INSURING CLAUSE                      LIMIT OF LIABILITY     AMOUNT
---------------                      ------------------   ----------
1.  Employee                             $1,850,000         $10,000
2.  On Premises                          $1,850,000         $10,000
3.  In Transit                           $1,850,000         $10,000
4.  Forgery or Alteration                $1,850,000         $10,000
5.  Extended Forgery                     $1,850,000         $10,000
6.  Counterfeit Money                    $1,850,000         $10,000
7.  Threats to Person                    $1,850,000         $  None
8.  Computer System                      $1,850,000         $10,000
9.  Voice Initiated Funds Transfer
    Instruction                          $1,850,000         $10,000
10. Uncollectible Items of Deposit       $1,850,000         $10,000
11. Audit Expense                        $  250,000         $10,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

        1 - 4

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

   /s/ W. Andrew Mocan                   /s/ Thomas F. Motamed
-------------------------             ---------------------------
         Secretary                             President


                                       /s/ Robert Hamburger
Countersigned by ________________   ---------------------------
                                     Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

                            The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                    1.   Loss resulting directly from LARCENY or
                                 EMBEZZLEMENT committed by any EMPLOYEE, alone
                                 or in collusion with others.

On Premises                 2.   Loss of PROPERTY resulting directly from
                                 robbery, burglary, false pretenses, common law
                                 or statutory larceny, misplacement, mysterious
                                 unexplainable disappearance, damage,
                                 destruction or removal, from the possession,
                                 custody or control of the ASSURED, while such
                                 PROPERTY is lodged or deposited at premises
                                 located anywhere.

In Transit                  3.   Loss of PROPERTY resulting directly from common
                                 law or statutory larceny, misplacement,
                                 mysterious unexplainable disappearance, damage
                                 or destruction, while the PROPERTY is in
                                 transit anywhere:

                                 a.   in an armored motor vehicle, including
                                      loading and unloading thereof,

                                 b. in the custody of a natural person acting as a messenger of the ASSURED, or

                                 c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                                      (1)  written records,

                                      (2)  securities issued in registered form,
                                           which are not endorsed or are
                                           restrictively endorsed, or

                                      (3)  negotiable instruments not payable to
                                           bearer, which are not endorsed or are
                                           restrictively endorsed.

                                 Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or Alteration       4.   Loss resulting directly from:

                                 a.   FORGERY on, or fraudulent material
                                      alteration of, any bills of exchange,
                                      checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                                 b.   transferring, paying or delivering any
                                      funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                                 excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
                                 CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                 For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery            5.   Loss resulting directly from the ASSURED
                                 having, in good faith, and in the ordinary
                                 course of business, for its own account or the
                                 account of others in any capacity:

                                 a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
                                      SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                      INSTRUMENTS which prove to:

                                      (1)  bear a FORGERY or a fraudulently
                                           material alteration,

                                      (2)  have been lost or stolen, or

                                      (3)  be COUNTERFEIT, or

                                 b.   guaranteed in writing or witnessed any
                                      signatures on any transfer, assignment,
                                      bill of sale, power of attorney,
                                      guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

                                 Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR
                                 OTHER WRITTEN INSTRUMENTS by an EMPLOYEE,
                                 CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended Forgery                 For the purpose of this INSURING CLAUSE, a
(continued)                      mechanically reproduced facsimile signature is
                                 treated the same as a handwritten signature.

Counterfeit Money           6.   Loss resulting directly from the receipt by the
                                 ASSURED in good faith of any COUNTERFEIT money.

Threats To Person           7.   Loss resulting directly from surrender of
                                 PROPERTY away from an office of the ASSURED as
                                 a result of a threat communicated to the
                                 ASSURED to do bodily harm to an EMPLOYEE as
                                 defined in Section 1.e. (1), (2) and (5), a
                                 RELATIVE or invitee of such EMPLOYEE, or a
                                 resident of the household of such EMPLOYEE, who
                                 is, or allegedly is, being held captive
                                 provided, however, that prior to the surrender
                                 of such PROPERTY:

                                 a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                                 b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                                 It is agreed that for purposes of this INSURING
                                 CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System             8.   Loss resulting directly from fraudulent:

                                 a.   entries of data into, or

                                 b.   changes of data elements or programs
                                      within, a COMPUTER SYSTEM, provided the
                                      fraudulent entry or change causes:

                                      (1)  funds or other property to be
                                           transferred, paid or delivered,

                                      (2)  an account of the ASSURED or of its
                                           customer to be added, deleted,
                                           debited or credited, or

                                      (3)  an unauthorized account or a
                                           fictitious account to be debited or
                                           credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated Funds       9.   Loss resulting directly from VOICE INITIATED
Transfer Instruction             FUNDS TRANSFER INSTRUCTION directed to the
                                 ASSURED authorizing the transfer of dividends
                                 or redemption proceeds of INVESTMENT COMPANY
                                 shares from a CUSTOMER'S account, provided such
                                 VOICE INITIATED FUNDS TRANSFER INSTRUCTION was:

                                 a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED
                                      FUNDS TRANSFER INSTRUCTION,

                                 b.   made by a person purporting to be a
                                      CUSTOMER, and

                                 c.   made by said person for the purpose of
                                      causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                                 In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS
                                 TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated
                                 Procedures outlined in the APPLICATION
                                 furnished to the COMPANY.

Uncollectible Items of      10.  Loss resulting directly from the ASSURED having
Deposit                          credited an account of a customer, shareholder
                                 or subscriber on the faith of any ITEMS OF
                                 DEPOSIT which prove to be uncollectible,
                                 provided that the crediting of such account
                                 causes:

                                 a.   redemptions or withdrawals to be
                                      permitted,

                                 b.   shares to be issued, or

                                 c. dividends to be paid, from an account of an INVESTMENT COMPANY.

                                 In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF
                                 DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                 ITEMS OF DEPOSIT shall not be deemed
                                 uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense               11.  Expense incurred by the ASSURED for that part
                                 of the cost of audits or examinations required
                                 by any governmental regulatory authority or
                                 self-regulatory organization to be conducted by
                                 such authority, organization or their appointee
                                 by reason of the discovery of loss sustained by
                                 the ASSURED and covered by this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional Companies        A.   If more than one corporation, or INVESTMENT
Included As Assured              COMPANY, or any combination of them is included
                                 as the ASSURED herein:

                                 (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                                 (2)  Only the first named ASSURED shall be
                                      deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named
                                      ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                                 (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                                 (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                                 (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By      B.   The ASSURED represents that all information it
Assured                          has furnished in the APPLICATION for this Bond
                                 or otherwise is complete, true and correct.
                                 Such APPLICATION and other information
                                 constitute part of this Bond.

                                 The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                 Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices Or       C.   If the ASSURED, other than an INVESTMENT
Employees -                      COMPANY, while this Bond is in force, merges or
Consolidation, Merger Or         consolidates with, or purchases or acquires
Purchase Or Acquisition          assets or liabilities of another institution,
Of Assets Or Liabilities         the ASSURED shall not have the coverage
- Notice To Company              afforded under this Bond for loss which has:

                                 (1)  occurred or will occur on premises, or

                                 (2)  been caused or will be caused by an
                                      employee, or

                                 (3) arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

                                      a.   gives the COMPANY written notice of
                                           the proposed consolidation, merger or
                                           purchase or acquisition of assets or
                                           liabilities prior to the proposed
                                           effective date of such action, and

                                      b.   obtains the written consent of the
                                           COMPANY to extend some or all of the
                                           coverage provided by this Bond to
                                           such additional exposure, and

                                      c.   on obtaining such consent, pays to
                                           the COMPANY an additional premium.

Change Of Control -         D.   When the ASSURED learns of a change in control
Notice To Company                (other than in an INVESTMENT COMPANY), as set
                                 forth in Section 2(a) (9) of the Investment
                                 Company Act of 1940, the ASSURED shall within
                                 sixty (60) days give written notice to the
                                 COMPANY setting forth:

                                 (1)  the names of the transferors and
                                      transferees (or the names of the
                                      beneficial owners if the voting securities are registered in another name),

                                 (2)  the total number of voting securities
                                      owned by the transferors and the
                                      transferees (or the beneficial owners),
                                      both immediately before and after the
                                      transfer, and

                                 (3)  the total number of outstanding voting
                                      securities.

                                 Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And             E.   The COMPANY will indemnify the ASSURED for
Attorneys' Fees                  court costs and reasonable attorneys' fees
                                 incurred and paid by the ASSURED in defense,
                                 whether or not successful, whether or not fully
                                 litigated on the merits and whether or not
                                 settled, of any claim, suit or legal proceeding
                                 with respect to which the ASSURED would be
                                 entitled to recovery under this Bond. However,
                                 with respect to INSURING CLAUSE 1., this
                                 Section shall only apply in the event that:

                                 (1)  an EMPLOYEE admits to being guilty of
                                      LARCENY OR EMBEZZLEMENT,

                                 (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And                  (3)  in the absence of 1 or 2 above, an
Attorneys' Fees                       arbitration panel agrees, after a review
(continued)                           of an agreed statement of facts between
                                      the COMPANY and the ASSURED, that an
                                      EMPLOYEE would be found guilty of LARCENY
                                      OR EMBEZZLEMENT if such EMPLOYEE were
                                      prosecuted.

                            The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY.
                            The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                            If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                            If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                            If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the
                            DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                            If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in
                            ITEM 2. of the DECLARATIONS for the applicable
                            INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                            Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF
                            LIABILITY stated in ITEM 2. of the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

Definitions                 1.   As used in this Bond:

                                 a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                                 b.   COUNTERFEIT means an imitation of an
                                      actual valid original which is intended to deceive and be taken as the original.

                                 c. CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                                 d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER
                                      INSTRUCTION.

                                 e.   EMPLOYEE means:

                                      (1)  an officer of the ASSURED,

                                      (2)  a natural person while in the regular
                                           service of the ASSURED at any of the
                                           ASSURED'S premises and compensated
                                           directly by the ASSURED through its
                                           payroll system and subject to the
                                           United States Internal Revenue
                                           Service Form W-2 or equivalent income
                                           reporting plans of other countries,
                                           and whom the ASSURED has the right to
                                           control and direct both as to the
                                           result to be accomplished and details
                                           and means by which such result is
                                           accomplished in the performance of
                                           such service,

                                      (3)  a guest student pursuing studies or
                                           performing duties in any of the
                                           ASSURED'S premises,

                                      (4)  an attorney retained by the ASSURED
                                           and an employee of such attorney
                                           while either is performing legal
                                           services for the ASSURED,

                                      (5)  a natural person provided by an
                                           employment contractor to perform
                                           employee duties for the ASSURED under
                                           the ASSURED'S supervision at any of
                                           the ASSURED'S premises,

                                      (6)  an employee of an institution merged
                                           or consolidated with the ASSURED
                                           prior to the effective date of this
                                           Bond,

                                      (7)  a director or trustee of the ASSURED,
                                           but only while performing acts within
                                           the scope of the customary and usual
                                           duties of any officer or other
                                           employee of the ASSURED or while
                                           acting as a member of any committee
                                           duly elected or appointed to examine
                                           or audit or have custody of or access
                                           to PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

Definitions                           (8)  each natural person, partnership or
(continued)                                corporation authorized by written
                                           agreement with the ASSURED to perform
                                           services as electronic data processor
                                           of checks or other accounting records
                                           related to such checks but only while
                                           such person, partnership or
                                           corporation is actually performing
                                           such services and not:

                                           a.   creating, preparing, modifying
                                                or maintaining the ASSURED'S
                                                computer software or programs,
                                                or

                                           b.   acting as transfer agent or in
                                                any other agency capacity in
                                                issuing checks, drafts or
                                                securities for the ASSURED,

                                      (9)  any partner, officer or employee of
                                           an investment advisor, an underwriter
                                           (distributor), a transfer agent or
                                           shareholder accounting recordkeeper,
                                           or an administrator, for an
                                           INVESTMENT COMPANY while performing
                                           acts coming within the scope of the
                                           customary and usual duties of an
                                           officer or employee of an INVESTMENT
                                           COMPANY or acting as a member of any
                                           committee duly elected or appointed
                                           to examine, audit or have custody of
                                           or access to PROPERTY of AN
                                           INVESTMENT COMPANY.

                                           The term EMPLOYEE shall not include
                                           any partner, officer or employee of a
                                           transfer agent, shareholder
                                           accounting recordkeeper or
                                           administrator:

                                           a.   which is not an "affiliated
                                                person" (as defined in Section
                                                2(a) of the Investment Company
                                                Act of 1940) of an INVESTMENT
                                                COMPANY or of the investment
                                                advisor or underwriter
                                                (distributor) of such INVESTMENT
                                                COMPANY, or

                                           b.   which is a "bank" (as defined in
                                                Section 2(a) of the Investment
                                                Company Act of 1940).

                                                This Bond does not afford
                                                coverage in favor of the
                                                employers of persons as set
                                                forth in e. (4), (5) and (8)
                                                above, and upon payment to the
                                                ASSURED by the COMPANY resulting
                                                directly from LARCENY OR
                                                EMBEZZLEMENT committed by any of
                                                the partners, officers or
                                                employees of such employers,
                                                whether acting alone or in
                                                collusion with others, an
                                                assignment of such of the
                                                ASSURED'S rights and causes of
                                                action as it may have against
                                                such employers by reason of such
                                                acts so committed shall, to the
                                                extent of such payment, be given
                                                by the ASSURED to the COMPANY,
                                                and the ASSURED shall execute
                                                all papers necessary to secure
                                                to the COMPANY the rights
                                                provided for herein.

                                           Each employer of persons as set forth
                                           in e.(4), (5) and (8) above and the
                                           partners, officers and other
                                           employees of such employers shall
                                           collectively be deemed to be one
                                           person for all the purposes of this
                                           Bond; excepting, however, the fifth
                                           paragraph of Section 13.

                                           Independent contractors not specified
                                           in e.(4), (5) or (8) above,
                                           intermediaries, agents, brokers or
                                           other representatives of the same
                                           general character shall not be
                                           considered EMPLOYEES.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      f.   FORGERY means the signing of the name of
(continued)                           another natural person with the intent to
                                      deceive but does not mean a signature
                                      which consists in whole or in part of
                                      one's own name, with or without authority,
                                      in any capacity for any purpose.

                                 g.   INVESTMENT COMPANY means any investment
                                      company registered under the Investment
                                      Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                                 h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                                 i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                                 j.   PROPERTY means money, revenue and other
                                      stamps; securities; including any note,
                                      stock, treasury stock, bond, debenture,
                                      evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company
                                      Act of 1940, any other certificate of
                                      interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances;
                                      checks; withdrawal orders; money orders;
                                      travelers' letters of credit; bills of
                                      lading; abstracts of title; insurance
                                      policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                                 k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                                 l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                      INSTRUMENTS means original (including
                                      original counterparts) negotiable or
                                      non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      m.   SUBSIDIARY means any organization that, at
(continued)                           the inception date of this Bond, is named
                                      in the APPLICATION or is created during
                                      the BOND PERIOD and of which more than
                                      fifty percent (50%) of the outstanding
                                      securities or voting rights representing
                                      the present right to vote for election of
                                      directors is owned or controlled by the
                                      ASSURED either directly or through one or
                                      more of its subsidiaries.

                                 n.   TRANSPORTATION COMPANY means any
                                      organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                                 o.   VOICE INITIATED ELECTION means any
                                      election concerning dividend options
                                      available to INVESTMENT COMPANY
                                      shareholders or subscribers which is
                                      requested by voice over the telephone.

                                 p.   VOICE INITIATED REDEMPTION means any
                                      redemption of shares issued by an
                                      INVESTMENT COMPANY which is requested by voice over the telephone.

                                 q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                                 For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -        2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable to All                COVER:
Insuring Clauses
                                 a.   loss not reported to the COMPANY in
                                      writing within sixty (60) days after
                                      termination of this Bond as an entirety;

                                 b.   loss due to riot or civil commotion
                                      outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection.
                                      This Section 2.b., however, shall not
                                      apply to loss which occurs in transit in the circumstances recited in INSURING
                                      CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                                 c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                                 d.   loss of potential income including, but
                                      not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                                 e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                                 f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING
                                      CLAUSE 11.;

                                 g.   loss resulting from indirect or
                                      consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

General Exclusions -             h.   loss resulting from dishonest acts by any
Applicable to All                     member of the Board of Directors or Board
Insuring Clauses                      of Trustees of the ASSURED who is not an
(continued)                           EMPLOYEE, acting alone or in collusion
                                      with others;

                                 i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any EMPLOYEE:

                                      (1)  of any law regulating:

                                           a.   the issuance, purchase or sale
                                                of securities,

                                           b.   securities transactions on
                                                security or commodity exchanges
                                                or the over the counter market,

                                           c.   investment companies,

                                           d.   investment advisors, or

                                      (2)  of any rule or regulation made
                                           pursuant to any such law; or

                                 j. loss of confidential information, material or data;

                                 k.   loss resulting from voice requests or
                                      instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -       3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All                COVER:
Insuring Clauses Except
Insuring Clause 1.               a.   loss caused by an EMPLOYEE, provided,
                                      however, this Section 3.a. shall not apply
                                      to loss covered under INSURING CLAUSE 2.
                                      or 3. which results directly from
                                      misplacement, mysterious unexplainable
                                      disappearance, or damage or destruction of
                                      PROPERTY;

                                 b.   loss through the surrender of property
                                      away from premises of the ASSURED as a
                                      result of a threat:

                                      (1)  to do bodily harm to any natural
                                           person, except loss of PROPERTY in
                                           transit in the custody of any person
                                           acting as messenger of the ASSURED,
                                           provided that when such transit was
                                           initiated there was no knowledge by
                                           the ASSURED of any such threat, and
                                           provided further that this Section
                                           3.b. shall not apply to INSURING
                                           CLAUSE 7., or

                                      (2)  to do damage to the premises or
                                           PROPERTY of the ASSURED;

                                 c.   loss resulting from payments made or
                                      withdrawals from any account involving
                                      erroneous credits to such account;

                                 d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                                 e.   loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

Specific Exclusions -            f.   loss resulting from the failure for any
Applicable To All                     reason of a financial or depository
Insuring Clauses Except               institution, its receiver or other
Insuring Clause 1.                    liquidator to pay or deliver funds or
(continued)                           other PROPERTY to the ASSURED provided
                                      further that this Section 3.f. shall not
                                      apply to loss of PROPERTY resulting
                                      directly from robbery, burglary,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage, destruction or
                                      removal from the possession, custody or
                                      control of the ASSURED.

                                 g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                                 h.   loss resulting from entries or changes
                                      made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER
                                      SYSTEM; or

                                 i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -       4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All                COVER:
Insuring Clauses Except
Insuring Clauses 1., 4.,         a.   loss resulting from the complete or
And 5.                                partial non-payment of or default on any
                                      loan whether such loan was procured in
                                      good faith or through trick, artifice,
                                      fraud or false pretenses; provided,
                                      however, this Section 4.a. shall not apply
                                      to INSURING CLAUSE 8.;

                                 b.   loss resulting from forgery or any
                                      alteration;

                                 c.   loss involving a counterfeit provided,
                                      however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-     5.   At all times prior to termination of this Bond,
Reduction And Non-               this Bond shall continue in force for the limit
Accumulation Of Liability        stated in the applicable sections of ITEM 2. of
                                 the DECLARATIONS, notwithstanding any previous
                                 loss for which the COMPANY may have paid or be
                                 liable to pay under this Bond provided,
                                 however, that the liability of the COMPANY
                                 under this Bond with respect to all loss
                                 resulting from:

                                 a.   any one act of burglary, robbery or
                                      hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                                 b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                                 c.   all acts, other than those specified in a.
                                      above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

Limit Of Liability/Non-          d.   any one casualty or event other than those
Reduction And Non-                    specified in a., b., or c. above, shall be
Accumulation Of Liability             deemed to be one loss and shall be limited
(continued)                           to the applicable LIMIT OF LIABILITY
                                      stated in ITEM 2. of the DECLARATIONS of
                                      this Bond irrespective of the total amount
                                      of such loss or losses and shall not be
                                      cumulative in amounts from year to year or
                                      from period to period.

                                 All acts, as specified in c. above, of any one person which

                                 i.   directly or indirectly aid in any way
                                      wrongful acts of any other person or
                                      persons, or

                                 ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                   6.   This Bond applies only to loss first discovered
                                 by an officer of the ASSURED during the BOND
                                 PERIOD. Discovery occurs at the earlier of an
                                 officer of the ASSURED being aware of:

                                 a. facts which may subsequently result in a loss of a type covered by this Bond, or

                                 b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                                 regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -         7.   a.   The ASSURED shall give the COMPANY notice
Proof - Legal Proceedings             thereof at the earliest practicable
Against Company                       moment, not to exceed sixty (60) days
                                      after discovery of loss, in an amount that
                                      is in excess of 50% of the applicable
                                      DEDUCTIBLE AMOUNT, as stated in ITEM 2. of
                                      the DECLARATIONS.

                                 b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                                 c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                                 d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                                 e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

Notice To Company -              f.   Proof of loss involving VOICE INITIATED
Proof - Legal Proceedings             FUNDS TRANSFER INSTRUCTION shall include
Against Company                       electronic recordings of such
(continued)                           instructions.

Deductible Amount           8.   The COMPANY shall not be liable under any
                                 INSURING CLAUSES of this Bond on account of
                                 loss unless the amount of such loss, after
                                 deducting the net amount of all reimbursement
                                 and/or recovery obtained or made by the
                                 ASSURED, other than from any Bond or policy of
                                 insurance issued by an insurance company and
                                 covering such loss, or by the COMPANY on
                                 account thereof prior to payment by the COMPANY
                                 of such loss, shall exceed the DEDUCTIBLE
                                 AMOUNT set forth in ITEM 3. of the
                                 DECLARATIONS, and then for such excess only,
                                 but in no event for more than the applicable
                                 LIMITS OF LIABILITY stated in ITEM 2. of the
                                 DECLARATIONS.

                                 There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

Valuation                   9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                 The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                 The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                 In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                 OTHER PROPERTY

                                 The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(continued)

Securities Settlement       10.  In the event of a loss of securities covered
                                 under this Bond, the COMPANY may, at its sole
                                 discretion, purchase replacement securities,
                                 tender the value of the securities in money, or
                                 issue its indemnity to effect replacement
                                 securities.

                                 The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                 a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT
                                      - one hundred (100%) percent;

                                 b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                                 c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT
                                      OF LIABILITY bears to the value of the
                                      securities.

                                 The value referred to in Section 10.a., b., and
                                 c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                 The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond;
                                 however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                 The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment    11.  In the event of a payment under this Bond, the
- Recovery                       COMPANY shall be subrogated to all of the
                                 ASSURED'S rights of recovery against any person
                                 or entity to the extent of such payment. On
                                 request, the ASSURED shall deliver to the
                                 COMPANY an assignment of the ASSURED'S rights,
                                 title and interest and causes of action against
                                 any person or entity to the extent of such
                                 payment.

                                 Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                 a.   first, to the satisfaction of the
                                      ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
                                      LIABILITY,

                                 b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                                 c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

Subrogation - Assignment         d.   fourth, to the ASSURED in satisfaction of
- Recovery                            any loss suffered by the ASSURED which was
(continued)                           not covered under this Bond.

                                 Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured      12.  At the COMPANY'S request and at reasonable
                                 times and places designated by the COMPANY, the
                                 ASSURED shall:

                                 a. submit to examination by the COMPANY and subscribe to the same under oath,

                                 b. produce for the COMPANY'S examination all pertinent records, and

                                 c. cooperate with the COMPANY in all matters pertaining to the loss.

                                 The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                 13.  If the Bond is for a sole ASSURED, it shall not
                                 be terminated unless written notice shall have
                                 been given by the acting party to the affected
                                 party and to the Securities and Exchange
                                 Commission, Washington, D.C., not less than
                                 sixty (60) days prior to the effective date of
                                 such termination.

                                 If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington,
                                 D.C., not less than sixty (60) days prior to the effective date of such termination.

                                 This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                                 a.   immediately on the taking over of such
                                      ASSURED by a receiver or other liquidator or by State or Federal officials, or

                                 b.   immediately on the filing of a petition
                                      under any State or Federal statute
                                      relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                                 c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                                 The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

Termination                      If any partner, director, trustee, or officer
(continued)                      or supervisory employee of an ASSURED not
                                 acting in collusion with an EMPLOYEE learns of
                                 any dishonest act committed by such EMPLOYEE at
                                 any time, whether in the employment of the
                                 ASSURED or otherwise, whether or not such act
                                 is of the type covered under this Bond, and
                                 whether against the ASSURED or any other person
                                 or entity, the ASSURED:

                                 a.   shall immediately remove such EMPLOYEE
                                      from a position that would enable such
                                      EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                                 b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                                 The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT
                                 COMPANY and the Securities and Exchange
                                 Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

Other Insurance             14.  Coverage under this Bond shall apply only as
                                 excess over any valid and collectible
                                 insurance, indemnity or suretyship obtained by
                                 or on behalf of:

                                 a.   the ASSURED,

                                 b.   a TRANSPORTATION COMPANY, or

                                 c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

Conformity                  15.  If any limitation within this Bond is
                                 prohibited by any law controlling this Bond's
                                 construction, such limitation shall be deemed
                                 to be amended so as to equal the minimum period
                                 of limitation provided by such law.

Change or Modification      16.  This Bond or any instrument amending or
                                 affecting this Bond may not be changed or
                                 modified orally. No change in or modification
                                 of this Bond shall be effective except when
                                 made by written endorsement to this Bond signed
                                 by an authorized representative of the COMPANY.

                                 If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

Change or Modification           If this Bond is for a joint ASSURED, no charge
(continued)                      or modification which would adversely affect
                                 the rights of the ASSURED shall be effective
                                 prior to sixty (60) days after written notice
                                 has been furnished to all insured INVESTMENT
                                 COMPANIES and to the Securities and Exchange
                                 Commission, Washington, D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                                      VIGILANT INSURANCE COMPANY
                                                      Endorsement No.: 1
                                                      Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS (R) INDEX SHARES FUND

                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2006. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 28, 2006


      /s/ Robert Hamburger
By ---------------------------
    Authorized Representative


ICAP Bond
Form 17-02-2437 (Ed. 1-01)

                                                      VIGILANT INSURANCE COMPANY
                                                      Endorsement No: 2
                                                      Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS (R) INDEX SHARES FUND

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

     "Termination By The Company

     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

     3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

     4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

     5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

     6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

     7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;

     9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

     10.  Substantial breaches of contractual duties, conditions or warranties;
          or

     11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.


ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.


ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 2

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

     Conditional Renewal

     If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 28, 2006

      /s/ Robert Hamburger
By ---------------------------
    Authorized Representative


ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 3

Effective date of
this endorsement: July 1, 2006                  VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 3
                                                To be attached to and form a
                                                part of Bond
                                                Number: 81948072

Issued to: STREETTRACKS (R) INDEX SHARES FUND

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 28, 2006

      /s/ Robert Hamburger
By ---------------------------
    Authorized Representative


Form 14-02-9228 (Ed. 4/2004)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 4
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS (R) INDEX SHARES FUND

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

streetTRACKS Mogan Stanley Technology ETF (J920)
streetTRACKS DJ Wilshire Small Cap Growth ETFFund (J922)
streetTRACKS DJ Wilshire Small Cap Value ETF (J923)
streetTRACKS DJ Wilshire Large Cap Growth ETF (J924)
streetTRACKS DJ Wilshire Large Cap Value ETF (J925)
streetTRACKS DJ Wilshire REIT ETF (J926)
streetTRACKS DJ Global Titans ETF (J927)
streetTRACKS DJ Wilshire Total Market ETF (J928) streetTRACKS DJ Wilshire Large Cap ETF (J9AB) streetTRACKS DJ Wilshire Mid Cap ETF (J9AF) streetTRACKS DJ Wilshire Mid Cap Value ETF (J9AI) streetTRACKS DJ Wilshire Mid Cap Growth ETF (J9AM) streetTRACKS DJ Wilshire Small Cap ETF (J9AP) streetTRACKS KBW Bank ETF (J9AS) streetTRACKS KBW Insurance ETF (J9AW) streetTRACKS KBW Capital Markets ETF (J9BA)
SPDR Dividend ETF (J9BF)
SPDR Homebuilders ETF (J930)
SPDR Biotech ETF (J931)
SPDR Semiconductors ETF (J932)
SPDR Oil & Gas Equipment & Services ETF (J941)
SPDR Oil & Gas Exploration & Production ETF (J942)
SPDR Pharmaceuticals ETF (J943)
SPDR Retail ETF (J944)
STREETTRACKS KBW Regional Banks ETF (J947)
SPDR Metals & Mining ETF (J949)
streetTRACKS Dow Jones Stoxx 50 (ZU3A)
streetTRACKS Dow Jones Euro Stoxx 50 (ZU3B)

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 28, 2006

      /s/ Robert Hamburger
By ---------------------------
    Authorized Representative


ICAP Bond
Form 17-02-0949 (Ed. 1-97)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY AS MANAGER OF THE MEMBER INSURERS OF THE
                                  CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No. 5
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS (R) INDEX SHARES FUND

                           REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1 SUSTAINED BY ANY INVESTMENT COMPANY.

                                         SINGLE LOSS      DEDUCTIBLE
INSURING CLAUSE                      LIMIT OF LIABILITY     AMOUNT
---------------                      ------------------   ----------
1.  Employee                             $5,000,000         $10,000
2.  On Premises                          $5,000,000         $10,000
3.  In Transit                           $5,000,000         $10,000
4.  Forgery or Alteration                $5,000,000         $10,000
5.  Extended Forgery                     $5,000,000         $10,000
6.  Counterfeit Currency                 $5,000,000         $10,000
7.  Threats to Person                    $5,000,000         $  None
8.  Computer System                      $5,000,000         $10,000
9.  Voice Initiated Funds Transfer
    Instruction                          $5,000,000         $10,000
10. Uncollectible Items of Deposit       $5,000,000         $10,000
11. Audit Expense                        $  250,000         $10,000

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 2, 2007

      /s/ Robert Hamburger
By ---------------------------
    Authorized Representative


ICAP Bond
Form 17-02-1582 (Ed. 5-98)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 6
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS (R) INDEX SHARES FUND

                              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 4 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on January 8, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 13, 2007

      /s/ Robert Hamburger
By ---------------------------
    Authorized Representative


ICAP Bond
Form 17-02-5647 (Ed. 11-03)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 7
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS (R) INDEX SHARES FUND

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Morgan Stanley Technology ETF (J920)
SPDR DJ Wilshire Small Cap Growth ETFFund (J922)
SPDR DJ Wilshire Small Cap Value ETF (J923)
SPDR DJ Wilshire Large Cap Growth ETF (J924)
SPDR DJ Wilshire Large Cap Value ETF (J925)
SPDR DJ Wilshire REIT ETF (J926)
SPDR DJ Global Titans ETF (J927)
SPDR DJ Wilshire Total Market ETF (J928)
SPDR DJ Wilshire Large Cap ETF (J9AB)
SPDR DJ Wilshire Mid Cap ETF (J9AF)
SPDR DJ Wilshire Mid Cap Value ETF (J9AI)
SPDR DJ Wilshire Mid Cap Growth ETF (J9AM)
SPDR DJ Wilshire Small Cap ETF (J9AP)
KBW Bank ETF (J9AS)
KBW Insurance ETF (J9AW)
KBW Capital Markets ETF (J9BA)
SPDR Dividend ETF (J9BF)
SPDR S&P Homebuilders ETF (J930)
SPDR S&P Biotech ETF (J931)
SPDR S&P Semiconductors ETF (J932)
SPDR S&P Oil & Gas Equipment & Services ETF (J941)
SPDR S&P Oil & Gas Exploration & Production ETF (J942)
SPDR S&P Pharmaceuticals ETF (J943)
SPDR S&P Retail ETF (J944)
KBW Regional Banks ETF (J947)
SPDR Metals & Mining ETF (J949)
DJ Stoxx 50 (ZU3A)
DJ Euro Stoxx 50 (ZU3B)
SPDR Russell/Nomura PRIME Japan (J736)
SPDR Russell/Nomura Japan Small ETF (J737)
SPDR DJ International Real Estate ETF (J738)
SPDR MSCI ACWI US ETF (J710)
SPDR Macquarie Global Infrastructure 100 ETF (J719)

This Endorsement applies to loss discovered after 12:01 a.m. on January 8, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 13, 2007

      /s/ Robert Hamburger
By ---------------------------
    Authorized Representative


ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 1

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 8
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 7 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on March 19, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No: 9
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

STREETTRACKS SERIES TRUST, CONSISTING OF:
SPDR DJ Wilshire Large Cap Growth ETF
SPDR DJ Wilshire Large Cap Value ETF
SPDR DJ Wilshire Small Cap Growth ETF
SPDR DJ Wilshire Small Cap Value ETF
SPDR DJ Global Titans ETF
Morgan Stanley Technology ETF
SPDR DJ Wilshire Total Market ETF
DJ Wilshire REIT ETF
SPDR DJ Wilshire Large Cap ETF
SPDR DJ Wilshire Mid Cap ETF
SPDR DJ Wilshire Mid Cap Growth ETF
SPDR DJ Wilshire Mid Cap Value ETF
SPDR DJ Wilshire Small Cap ETF
KBW Bank ETF
KBW Capital Markets ETF
KBW Insurance ETF
SPDR S&P Dividend ETF
SPDR S&P Biotech ETF
SPDR S&P Homebuilders ETF
SPDR Semiconductor ETF
SPDR S&P Metals & Mining ETF
SPDR S&P Oil & Gas Equipment & Services ETF
SPDR S&P Oil & Gas Exploration & Production ETF
SPDR S&P Pharmaceuticals ETF
SPDR S&P Retail ETF
KBW Regional BankingSM ETF

STREETTRACKS INDEX SHARES FUNDS, CONSISTING OF:
DJ STOXX 50 ETF
DJ EURO STOXX 50 ETF
SPDR RUSSELL/NOMURA PRIME JAPAN ETF
SPDR RUSSELL/NOMURA SMALL CAP JAPAN ETF
SPDR DJ WILSHIRE INTERNATIONAL REAL ESTATE ETF
SPDR MSCI ACWI EX-US ETF


ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF SPDR S&P EMERGING ASIA PACIFIC ETF

SPDR S&P CHINA ETF

SPDR S&P EMERGING MARKETS ETF SPDR S&P EMERGING EUROPE ETF

SPDR S&P EMERGING LATIN AMERICA ETF

SPDR S&P EMERGING MIDDLE EAST & AFRICA ETF

This Endorsement applies to loss discovered after 12:01 a.m. on March 19, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 10
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 9 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on April 20, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No: 11
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

STREETTRACKS SERIES TRUST, CONSISTING OF:
SPDR DJ Wilshire Large Cap Growth ETF
SPDR DJ Wilshire Large Cap Value ETF
SPDR DJ Wilshire Small Cap Growth ETF
SPDR DJ Wilshire Small Cap Value ETF
SPDR DJ Global Titans ETF
Morgan Stanley Technology ETF
SPDR DJ Wilshire Total Market ETF
DJ Wilshire REIT ETF
SPDR DJ Wilshire Large Cap ETF
SPDR DJ Wilshire Mid Cap ETF
SPDR DJ Wilshire Mid Cap Growth ETF
SPDR DJ Wilshire Mid Cap Value ETF
SPDR DJ Wilshire Small Cap ETF
KBW Bank ETF
KBW Capital Markets ETF
KBW Insurance ETF
SPDR S&P Dividend ETF
SPDR S&P Biotech ETF
SPDR S&P Homebuilders ETF
SPDR Semiconductor ETF
SPDR S&P Metals & Mining ETF
SPDR S&P Oil & Gas Equipment & Services ETF
SPDR S&P Oil & Gas Exploration & Production ETF
SPDR S&P Pharmaceuticals ETF
SPDR S&P Retail ETF
KBW Regional BankingSM ETF

STREETTRACKS INDEX SHARES FUNDS, CONSISTING OF:
DJ STOXX 50 ETF
DJ EURO STOXX 50 ETF
SPDR RUSSELL/NOMURA PRIME JAPAN ETF
SPDR RUSSELL/NOMURA SMALL CAP JAPAN ETF
SPDR DJ WILSHIRE INTERNATIONAL REAL ESTATE ETF


ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

SPDR MSCI ACWI EX-US ETF
SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF
SPDR S&P EMERGING ASIA PACIFIC ETF
SPDR S&P CHINA ETF
SPDR S&P EMERGING MARKETS ETF
SPDR S&P EMERGING EUROPE ETF
SPDR S&P EMERGING LATIN AMERICA ETF
SPDR S&P EMERGING MIDDLE EAST & AFRICA ETF
SPDR S&P WORLD (EX-US) ETF
SPDR S&P INTERNATIONAL SMALL CAP ETF

This Endorsement applies to loss discovered after 12:01 a.m. on April 20, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 12
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 11 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on May 23, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No: 13
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

STREETTRACKS SERIES TRUST, CONSISTING OF:
SPDR DJ Wilshire Large Cap Growth ETF
SPDR DJ Wilshire Large Cap Value ETF
SPDR DJ Wilshire Small Cap Growth ETF
SPDR DJ Wilshire Small Cap Value ETF
SPDR DJ Global Titans ETF
Morgan Stanley Technology ETF
SPDR DJ Wilshire Total Market ETF
DJ Wilshire REIT ETF
SPDR DJ Wilshire Large Cap ETF
SPDR DJ Wilshire Mid Cap ETF
SPDR DJ Wilshire Mid Cap Growth ETF
SPDR DJ Wilshire Mid Cap Value ETF
SPDR DJ Wilshire Small Cap ETF
KBW Bank ETF
KBW Capital Markets ETF
KBW Insurance ETF
SPDR S&P Dividend ETF
SPDR S&P Biotech ETF
SPDR S&P Homebuilders ETF
SPDR Semiconductor ETF
SPDR S&P Metals & Mining ETF
SPDR S&P Oil & Gas Equipment & Services ETF
SPDR S&P Oil & Gas Exploration & Production ETF
SPDR S&P Pharmaceuticals ETF
SPDR S&P Retail ETF
KBW Regional BankingSM ETF
SPDR Lehman 1-3 Month T-Bill ETF
SPDR Lehman Intermediate Term Treasury ETF
SPDR Lehman Long Term Treasury ETF
SPDR Barclays Capital TIPS ETF
SPDR Lehman Aggregate Bond ETF


ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

STREETTRACKS INDEX SHARES FUNDS, CONSISTING OF:
DJ STOXX 50 ETF
DJ EURO STOXX 50 ETF
SPDR RUSSELL/NOMURA PRIME JAPAN ETF
SPDR RUSSELL/NOMURA SMALL CAP JAPAN ETF
SPDR DJ WILSHIRE INTERNATIONAL REAL ESTATE ETF
SPDR MSCI ACWI EX-US ETF
SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF
SPDR S&P EMERGING ASIA PACIFIC ETF
SPDR S&P CHINA ETF
SPDR S&P EMERGING MARKETS ETF
SPDR S&P EMERGING EUROPE ETF
SPDR S&P EMERGING LATIN AMERICA ETF
SPDR S&P EMERGING MIDDLE EAST & AFRICA ETF
SPDR S&P WORLD (EX-US) ETF
SPDR S&P INTERNATIONAL SMALL CAP ETF

This Endorsement applies to loss discovered after 12:01 a.m. on May 23, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No.: 14
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                              DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 13 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on June 19, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

                                                VIGILANT INSURANCE COMPANY
                                                Endorsement No: 15
                                                Bond Number: 81948072

NAME OF ASSURED: STREETTRACKS INDEX SHARES FUND

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

STREETTRACKS SERIES TRUST, CONSISTING OF:
SPDR DJ Wilshire Large Cap Growth ETF
SPDR DJ Wilshire Large Cap Value ETF
SPDR DJ Wilshire Small Cap Growth ETF
SPDR DJ Wilshire Small Cap Value ETF
SPDR DJ Global Titans ETF
Morgan Stanley Technology ETF
SPDR DJ Wilshire Total Market ETF
DJ Wilshire REIT ETF
SPDR DJ Wilshire Large Cap ETF
SPDR DJ Wilshire Mid Cap ETF
SPDR DJ Wilshire Mid Cap Growth ETF
SPDR DJ Wilshire Mid Cap Value ETF
SPDR DJ Wilshire Small Cap ETF
KBW Bank ETF
KBW Capital Markets ETF
KBW Insurance ETF
SPDR S&P Dividend ETF
SPDR S&P Biotech ETF
SPDR S&P Homebuilders ETF
SPDR Semiconductor ETF
SPDR S&P Metals & Mining ETF
SPDR S&P Oil & Gas Equipment & Services ETF
SPDR S&P Oil & Gas Exploration & Production ETF
SPDR S&P Pharmaceuticals ETF
SPDR S&P Retail ETF
KBW Regional BankingSM ETF
SPDR Lehman 1-3 Month T-Bill ETF
SPDR Lehman Intermediate Term Treasury ETF
SPDR Lehman Long Term Treasury ETF
SPDR Barclays Capital TIPS ETF
SPDR Lehman Aggregate Bond ETF


ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

STREETTRACKS INDEX SHARES FUNDS, CONSISTING OF:
DJ STOXX 50 ETF
DJ EURO STOXX 50 ETF
SPDR RUSSELL/NOMURA PRIME JAPAN ETF
SPDR RUSSELL/NOMURA SMALL CAP JAPAN ETF
SPDR DJ WILSHIRE INTERNATIONAL REAL ESTATE ETF
SPDR MSCI ACWI EX-US ETF
SPDR FTSE/MACQUARIE GLOBAL INFRASTRUCTURE 100 ETF
SPDR S&P EMERGING ASIA PACIFIC ETF
SPDR S&P CHINA ETF
SPDR S&P EMERGING MARKETS ETF
SPDR S&P EMERGING EUROPE ETF
SPDR S&P EMERGING LATIN AMERICA ETF
SPDR S&P EMERGING MIDDLE EAST & AFRICA ETF
SPDR S&P WORLD (EX-US) ETF
SPDR S&P INTERNATIONAL SMALL CAP ETF
SPDR S&P BRIC 40 ETF

This Endorsement applies to loss discovered after 12:01 a.m. on June 19, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 29, 2007

By /s/ Robert Hamburger
   -------------------------------
      Authorized Representative

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

                       ASSISTANT SECRETARY'S CERTIFICATE


I, Ryan M. Louvar, Assistant Secretary of streetTRACKS(R) Series Trust and streetTRACKS(R) Index Shares Funds (collectively, the "Trusts"), hereby certify that the following resolutions were approved by the Boards of Trustees of the Trusts (which is comprised of a majority of Trustees who were not considered "interested persons" as that term is defined in the Investment Company Act of 1940, as amended ("1940 Act")) at a meeting duly called and held on May 31, 2006:

     RESOLVED, that the joint fidelity bond ("Joint Bond") issued by Chubb Group of Insurance Companies for the period from July 1, 2006 to July 1, 2007, which covers each officer and employee of the streetTRACKS Series Trust and streetTRACKS Index Shares Fund (together, the "Trusts") who may have access to the Trusts' securities or funds, or the power to direct disposition thereof, be, and hereby is, approved in all respects by each Board of Trustees, including as majority of the Trustees who are not "interested persons" of the Trusts ("Independent Trustees"); and further

     RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, of the Trusts has determined that entering into the Joint Bond as presented at this meeting is in the best interest of the Trusts; and further

     RESOLVED, that the coverage amount of $1,850,000(1) is the appropriate level of coverage, based on the gross assets of the Trusts in the aggregate of approximately $2.6 billion as of March 31, 2006, having considered all relevant factors, including, without limitation, the value of the aggregate assets of the Trusts to which any covered person may have access, the types and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities held in the respective funds and the daily monitoring of the Trusts' assets; and further

     RESOLVED, that the premium payable on the Joint Bond by the Trusts shall be allocated in proportion to the amount of premium that would have been payable by each Trust had each Trust separately obtained a fidelity bond equal to the minimum bond required under Rule 17g-1(d) under the Investment Company Act of 1940 based upon their respective gross assets as of the most recent quarter ended; and further

     RESOLVED, that each Board does hereby approve the Trusts' participation in the Joint Fidelity Bond Agreement among the parties participating in the Joint Bond to provide that the premium and any recoveries under the Bond will be allocated in a fair and equitable manner and in accordance with the terms of the Agreement; and further


-------------
(1) This amount was subsequently increased to $5,000,000 in accordance with these resolutions.

     RESOLVED, that such Joint Bond is not to be cancelled, terminated or modified except upon 60 days' written notice to both the affected party and the Securities and Exchange Commission; and that the appropriate officers of the Trusts and of the Trusts' Administrator be, and hereby are, directed to make the filings, give the notices and take all other necessary actions required by Rule 17g-1; and further

     RESOLVED, that the appropriate officers of the Trusts be and hereby are authorized to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolutions, including the authorization of increased or decreased coverage based upon the requirements of Rule 17g-1 in light of fluctuation in assets of the Trusts, consistent with the foregoing resolution.




IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of July, 2007.

/s/Ryan M. Louvar
------------------------
Ryan M. Louvar
Assistant Secretary

                          JOINT FIDELITY BOND AGREEMENT

     AGREEMENT dated the 31st day of May 2006 between streetTRACKS Series Trust and streetTRACKS Index Shares Funds (each a "Trust", together, the "Trusts"):

     WHEREAS, each Trust is a named insured under certain fidelity bond coverage written by Federal Insurance Company, a member company of The Chubb Group of Insurance Companies (the "Insurer") in the aggregate amount of $1,850,000 as of the date of this Agreement (the "Fidelity Bond"), which Fidelity Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940; and

     WHEREAS, the Trusts desire to enter into an agreement in order to meet the requirements of Rule 17g-1(f) and to assure that premiums on the Fidelity Bond and any recovery received under the Fidelity Bond are allocated in a fair and equitable manner;

     NOW, THEREFORE, the Trusts do hereby agree as follows:

1. As of the date of this Agreement, the premium payable on the Fidelity Bond by each Trust shall be allocated in proportion to the amount of premium that would have been payable by each Trust had each Trust separately obtained a fidelity bond equal to the minimum bond required under Rule 17g-1(d) based upon their respective gross assets as of the most recent quarter ended.

2. In the event that the claims of loss of both Trusts are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as between the Trusts, the priorities for satisfaction of the claims under the Fidelity Bond shall apply:

     a. First, all claims of each Trust which have been duly proven and established under the Fidelity Bond shall be satisfied up to the minimum amount of the Fidelity Bond, as determined pursuant to paragraph 1 hereof, required for such Trust, so that each Trust shall receive an amount equal to the amount which it would have otherwise received had it provided and maintained a single insured bond under Rule 17g-1(d); and

     b. Second, the remaining amount of insurance, if any, shall then be applied to claims of the Trust in proportion to the total of the unsatisfied amount of the claims of each Trust.

3. If in the future any additional series Fund of a Trust is created (an "Additional Fund"), and if the Insurer is willing to add the Additional Portfolio as a named insured under the Fidelity Bond provided the amount of the Fidelity Bond is increased by an amount not less than the amount which would have been required for the Additional Funds to obtain a separate bond under Rule 17g-1(d), and upon giving in written notice to the Trusts thereunder, such Additional Fund shall become subject to this Agreement.

4. Attached hereto as Appendix A, as may be amended from time to time, is a list of the gross assets of each series Fund of the Trusts as of the most recently available quarter end, together with an indication of the minimum bond that would be required under Rule 17g-1(d) for a Fund with assets of that amount.

     IN WITNESS WHEREOF, each Trust has caused this Agreement to be executed by an officer thereunder duly authorized as of the date first above written.

streetTRACKS Series Trust
streetTRACKS Index Shares Funds


By: /s/James Ross
    ---------------------------------
Name: James Ross
Title: President

                                   Appendix A

May 31, 2006

                                                  Gross Assets
                                                      as of        Minimum
                                                 March 31, 2006     Amount
Name of Trust / Fund                              (in Millions)    of Bond
--------------------                            ----------------   -------
STREETTRACKS SERIES TRUST
streetTRACKS Total Market ETF                   $            108
streetTRACKS DJ Wilshire Large Cap ETF          $             15
streetTRACKS DJ Wilshire Large Cap Growth ETF   $            146
streetTRACKS DJ Wilshire Large Cap Value ETF    $             91
streetTRACKS DJ Wilshire Mid Cap ETF            $             17
streetTRACKS DJ Wilshire Mid Cap Growth ETF     $             21
streetTRACKS DJ Wilshire Mid Cap Value ETF      $              8
streetTRACKS DJ Wilshire Small Cap ETF          $             27
streetTRACKS DJ Wilshire Small Cap Growth ETF   $             79
streetTRACKS DJ Wilshire Small Cap Value ETF    $             94
streetTRACKS DJ Wilshire Global Titans ETF      $             80
streetTRACKS DJ Wilshire REIT ETF               $1.029  (billion)
streetTRACKS KBW Bank ETF                       $            114
streetTRACKS KBW Capital Markets ETF            $             60
streetTRACKS KBW Insurance ETF                  $             26
streetTRACKS Morgan Stanley Technology ETF      $            262
SPDR O-Strip ETF                                $              8
SPDR Dividend ETF                               $             81
SPDR Biotech ETF                                $             45
SPDR Homebuilders ETF                           $             69
SPDR Semiconductors ETF                         $             41
   Total                                        $  2.4  (billion)   $ 1.7
STREETTRACKS INDEX SHARES FUNDS
streetTRACKS Dow Jones STOXX 50 Fund            $             34
streetTRACKS Dow Jones EURO STOXX 50 Fund       $            184
   Total                                        $            218    $ 0.6
   TOTAL FOR BOTH TRUSTS                        $  2.6  (billion)   $1.85

                                             State Street Bank and Trust Company
                                              Two Avenue de Lafayette, 6th Floor
                                                                      Boston, MA
                                                                           02111

July 3, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Service

Re: streetTRACKS(R) Series Trust (File No. 811-08839)
    streetTRACKS(R) Index Shares Funds (File No. 811-21145)
    (together, the "Funds")
    Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Funds' Investment Company Blanket Bond in the amount of $5,000,000 has been paid for the July 1, 2006 to July 1, 2007 policy year.

If you have any questions, please give me a call at 617-662-3909.

Very truly yours,


/s/ Ryan M. Louvar
-------------------------------------
Ryan M. Louvar
Vice President and Counsel
Assistant Secretary, streetTRACKS
Series Trust and streetTRACKS Index
Shares Funds